MAXIM SERIES FUND, INC.
8515 East Orchard Road
Greenwood Village, CO 80111

January 14, 2010

VIA EDGAR and HAND DELIVERY

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Maxim Series Fund, Inc. (the "Registrant")
Post-Effective Amendment to Form N-1A Registration Statement
File Nos. 2-75503, 811-03364

Dear Mr. Kotapish:

Further to our outside counsel's recent discussion with Patrick Scott of the Commission staff, this letter is to respectfully request approval pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933 ("Securities Act") of the filing schedule described below for the annual update of the above-referenced registration statement ("Registration Statement").

A.	Background

On January 14, 2010, the Registrant filed post-effective amendment no. 102 to its Registration Statement pursuant to Rule 485(a) under the Securities Act to update information required to be updated annually and conform the prospectuses for certain series of the Registrant (the "Model Portfolios") to the requirements of new amendments to Form N-1A (“Model Portfolios Amendment.”)1  Prior to May 1, 2010, the Registrant intends to file annual updates with respect to all 45 other series (the "Other Portfolios") described in the Registration Statement.  The Registrant is seeking the Commission's permission to amend the Registration Statement to file its annual update of the prospectuses for the Other Portfolios by means of a "b" filing pursuant to Rule 485(b)(1)(vii) under the Securities Act.

B.	Basis for Request

In the Commission’s 2009 release adopting amendments to Form N-1A ("Adopting Release"), the Commission stated that "[p]ost-effective amendments to existing registration statements filed to comply with the amendments to Form N-1A should be filed under Securities Act rule 485(a)."2  Accordingly, the annual update of the Registration Statement related to the Other Portfolios would normally give rise to the need to file a post-effective amendment ("Other Portfolios Amendment") to the Registration Statement pursuant to Rule 485(a) under the Securities Act.  However, in the Adopting Release, the Commission stated:

[I]n appropriate circumstances, we will consider requests by existing funds to file these post-effective amendments pursuant to Securities Act rule 485(b)(1)(vii). Appropriate circumstances may include, for example, situations where a fund complex has previously filed under rule 485(a) post-effective amendments for a number of funds that implement the new requirements, and the staff determines not to review additional such filings by the fund complex in light of the staff’s experience with the previously filed amendments.3

The Registrant notes that the Model Portfolios Amendment includes a prospectus for five general categories of series offered by the Registrant -- equity, international equity, bond, fund of funds, and fund of funds available only to investors who purchase the portfolio in conjunction with a separate guaranteed lifetime withdrawal benefit (“GLWB”) issued by Great-West Life & Annuity Insurance Company.  The Registrant submits that the disclosure format used by the Other Portfolios related to the amendments to Form N-1A will be substantially identical to that used by the corresponding Model Portfolios described in the Model Portfolios Amendment. Accordingly, the Registrant respectfully submits that the Commission staff is already familiar with the disclosure format to be used in the Other Portfolios Amendment, and that no further benefit would result from the Commission staff devoting resources to reviewing a post-effective amendment for the Other Portfolios filed as an "a" amendment under the circumstances.  Attached as Exhibit A is a table showing the Model Portfolios, and the corresponding Other Portfolios.

I have been authorized to represent, on behalf of the Registrant, that:

a)
the disclosure format used by the Other Portfolios to conform to the amendments to Form N-1A will be substantially identical to that contained in the prospectuses for the corresponding Model Portfolios,

b)
because the Other Portfolios are the same type of series as the corresponding Model Portfolios described in the Model Portfolios Amendment, the Registrant will be able to revise the Other Portfolios Amendment effectively to reflect Commission staff comments to the Model Portfolios Amendment,

c)	the Registrant will incorporate changes requested by the Commission staff in the Model Portfolios Amendment to the Other Portfolios Amendment, and

d)	the Other Portfolios Amendment will not contain changes that would render it ineligible to become effective under Rule 485(b) except for changes to conform to amended Form N-1A as described herein.

We appreciate your attention to our request and would welcome a response as soon as practicable so that we can plan accordingly.  Please direct any question or comment to me at (303) 737-4675, or to Ann Furman or Chip Lunde of Jorden Burt LLP at (202) 965-8130 and (202) 965-8139, respectively.

Very truly yours,

/s/ Ryan L. Logsdon

Ryan L. Logsdon

Attachment:
Model Portfolios and Corresponding Other Portfolios

cc:           Patrick F. Scott, Esq.
Office of Insurance Products, Division of Investment Management

Ann B. Furman, Esq.
Jorden Burt LLP

Chip Lunde, Esq.
Jorden Burt LLP

 1 See, Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, SEC Release Nos. 33-8998, IC-28584 (Jan 13, 2009).
2 Id.

3 Id.

EXHIBIT A
Maxim Series Fund, Inc.
Model Portfolios and Corresponding Other Portfolios

Equity Portfolios
Model Portfolio filed under Rule 485(a)
Maxim Janus Large Cap Growth Portfolio
Other Portfolios proposed to be filed under Rule 485(b)(1)(vii)
Maxim Ariel Small-Cap Value Portfolio
Maxim Loomis Sayles Small-Cap Value Portfolio
Maxim Small-Cap Growth Portfolio
Maxim Small-Cap Value Portfolio
Maxim MidCap Value Portfolio
Maxim Ariel MidCap Value Portfolio
Maxim T. Rowe Price MidCap Growth Portfolio
Maxim T. Rowe Price Equity/Income Portfolio
Maxim Index 600 Portfolio
Maxim Stock Index Portfolio
Maxim S&P 500® Index Portfolio

International Equity Portfolios
Model Portfolio filed under rule 485(a)
Maxim Invesco ADR Portfolio
Other Portfolios proposed to be filed under Rule 485(b)(1)(vii)
Maxim MFS International Value Portfolio
Maxim MFS International Growth Portfolio

Bond Portfolios
Model Portfolio filed under Rule 485(a)
Maxim Bond Index Portfolio
Other Portfolios proposed to be filed under Rule 485(b)(1)(vii)
Maxim Money Market Portfolio
Maxim Short Duration Bond Portfolio
Maxim U.S. Government Mortgage Securities Portfolio (formerly Maxim U.S. Government Securities Portfolio)
Maxim Federated Bond Portfolio
Maxim Loomis Sayles Bond Portfolio
Maxim Putnam High Yield Bond Portfolio
Maxim Global Bond Portfolio

Fund of Funds
Model Portfolios filed under Rule 485(a)
Maxim Conservative Profile I Portfolio
Maxim Moderately Conservative Profile I Portfolio
Maxim Moderate Profile I Portfolio
Maxim Moderately Aggressive Profile I Portfolio
Maxim Aggressive Profile I Portfolio

Other Portfolios proposed to be filed under Rule 485(b)(1)(vii)
Maxim Aggressive Profile II Portfolio
Maxim Moderately Aggressive Profile II Portfolio
Maxim Moderate Profile II Portfolio
Maxim Moderately Conservative Profile II Portfolio
Maxim Conservative Profile II Portfolio
Maxim Lifetime 2015 Portfolio I (Classes T and T1)
Maxim Lifetime 2015 Portfolio II (Classes T and T1)
Maxim Lifetime 2015 Portfolio III (Classes T and T1)
Maxim Lifetime 2025 Portfolio I (Classes T and T1)
Maxim Lifetime 2025 Portfolio II (Classes T and T1)
Maxim Lifetime 2025 Portfolio III (Classes T and T1)
Maxim Lifetime 2035 Portfolio I (Classes T and T1)
Maxim Lifetime 2035 Portfolio II (Classes T and T1)
Maxim Lifetime 2035 Portfolio III (Classes T and T1)
Maxim Lifetime 2045 Portfolio I (Classes T and T1)
Maxim Lifetime 2045 Portfolio II (Classes T and T1)
Maxim Lifetime 2045 Portfolio III (Classes T and T1)
Maxim Lifetime 2055 Portfolio I (Classes T and T1)
Maxim Lifetime 2055 Portfolio II (Classes T and T1)
Maxim Lifetime 2055 Portfolio III (Classes T and T1)

Fund of Funds with GLWB (and Multiple Class Portfolios)
Model Portfolio filed under Rule 485(a)
Maxim SecureFoundationSM Balanced Portfolio (Classes G and G1)
Other Portfolios proposed to be filed under Rule 485(b)(1)(vii)
Maxim SecureFoundationSM Lifetime 2015 Portfolio (Classes G and G1)
Maxim SecureFoundationSM Lifetime 2025 Portfolio (Classes G and G1)
Maxim SecureFoundationSM Lifetime 2035 Portfolio (Classes G and G1)
Maxim SecureFoundationSM Lifetime 2045 Portfolio (Classes G and G1)
Maxim SecureFoundationSM Lifetime 2055 Portfolio (Classes G and G1)